NORTHERN MINERALS INC.
167 Caulder Drive
Oakville, ON  L6J 4T2
(905) 248-3277
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                                                              September 19, 2007

John W. Madison, Attorney
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re: Northern Minerals Inc.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed September 5, 2007
    File No. 333-144840

Dear Mr. Madison,

Thank you for your assistance in the review of our filing. In response to your letter of September 18th we have amended our Registration Statement and provide this cover letter to assist you in your further review.

GENERAL

1. We have revised the disclosures throughout to state that our cash balance is insufficient to fund operations for the next twelve months and that we believe our current cash will only last until November 2007. However, if we experience a shortage of funds prior to funding we may utilize funds from our directors, who have agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees. If they fail to do so we may be required to terminate our business unless we receive funding from the offering.

Sincerely,


/s/ Damian O'Hara
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Damian O'Hara
President & Director